LETTER OF TRANSMITTAL
FOR REGISTERED HOLDERS OF COMMON SHARES OF
NEWMARKET GOLD INC.

For use in connection with a share consolidation

Reference is made to the proposed arrangement (the “Arrangement”) involving Newmarket Gold Inc. (“Newmarket”) and Kirkland Lake Gold Inc. (“Kirkland”) pursuant to section 192 of the Canada Business Corporations Act (the “Arrangement”). In connection with the completion of the Arrangement, Newmarket intends to complete a consolidation (the “Consolidation”) of issued and outstanding common shares of Newmarket (“Newmarket Shares”) on the basis of 0.475 of a Newmarket Share on a post-consolidation basis (each whole share, a “New Newmarket Share”) for every 1 Newmarket Share outstanding on a pre-consolidation basis.

This letter of transmittal is for use by registered holders (“Newmarket Shareholders”) of Newmarket Shares for the purpose of the Consolidation to be considered at the special meeting of Newmarket Shareholders to be held on November 25, 2016, or any adjournment(s) or postponement(s) thereof (the “Meeting”).

Newmarket Shareholders are encouraged to review in their entirety the Notice of Special Meetings and Joint Management Information Circular of Newmarket and Kirkland dated October 28, 2016 (the “Circular”) prepared in connection with the Meeting, which accompanies this letter of transmittal and are available under Newmarket’s profile on SEDAR at www.sedar.com. Capitalized terms used but not defined in this letter of transmittal have the meanings set out in the Circular.

If the conditions precedent to the completion of the Arrangement are satisfied or waived and the Consolidation Resolution is approved by the Newmarket Shareholders, shortly following the Effective Time of the Arrangement, Newmarket intends to file Articles of Amendment to amend Newmarkets’s articles to give effect to the Consolidation (the “Articles of Amendment”). The Articles of Amendment will become effective on the date shown in the Certificate of Amendment issued pursuant to applicable law and, in any event, following the Effective Time of the Arrangement.

In order to receive the New Newmarket Shares to which a Newmarket Shareholder is entitled, each Newmarket Shareholder must forward by personal delivery or by registered mail a properly completed letter of transmittal accompanied by the share certificate(s) representing their existing Newmarket Shares, if applicable, to: TSX TRUST COMPANY, Suite 300, 200 University Ave, Toronto, Ontario, M5H 4H1 (the “Depositary”).

The instructions accompanying this letter of transmittal specify certain signature guarantees and additional documents that Newmarket Shareholders may be required to provide with this letter of transmittal. Newmarket Shareholders may, upon request, be required to execute any additional documents deemed by the Depositary or Newmarket, at their discretion, to be reasonably necessary or desirable to complete the deposit and cancellation of their existing Newmarket Shares in exchange for the applicable New Newmarket Shares. It is recommended that Newmarket Shareholders complete, sign and return this letter of transmittal, with any accompanying share certificate(s) representing their existing Newmarket Shares, if applicable, to the Depositary as soon as practicable following receipt of such letter of transmittal.

Until surrendered, each certificate which immediately prior to the effective time of the Articles of Amendment represented pre-Consolidation Newmarket Shares will be deemed, at any time after the effective time of the Articles of Amendment, to represent the number of whole New Newmarket Shares to which such Newmarket Shareholder is entitled as a result of the Consolidation.

This letter of transmittal is for use by registered Newmarket Shareholders only and is not to be used by beneficial (non-registered) holders of Newmarket Shares (“Beneficial Holders”). Beneficial Holders do not have Newmarket Shares registered in their name, but hold their Newmarket Shares through an intermediary, which include, among others, banks, trust companies, securities dealers, brokers or financial advisors. If you are a Beneficial Shareholder, you should contact your Intermediary for instructions and assistance in depositing your Newmarket Shares.

No fractional Newmarket Shares will be issued, and no cash consideration will be paid in lieu thereof, in connection with the Consolidation. If, as a result of the Consolidation, a Newmarket Shareholder would otherwise become entitled to a fractional New Newmarket Share, such fraction will be rounded down to the nearest whole number and each Newmarket Shareholder who would otherwise have been entitled to receive a fractional New Newmarket Share will have no further interest in Newmarket with respect to its fractional New Newmarket Shares.

DO NOT FORWARD SHARE CERTIFICATES TO THE HEAD OFFICE OF NEWMARKET GOLD INC.

PLEASE TYPE OR WRITE LEGIBLY IN BLOCK LETTERS.

TO:	NEWMARKET GOLD INC.

AND TO:	TSX TRUST COMPANY

Please read the Circular and the instructions accompanying this letter of transmittal carefully before completing this letter of transmittal. Delivery of this letter of transmittal to an address other than as set forth herein will not constitute a valid delivery. If Newmarket Shares are registered in different names, a separate letter of transmittal must be submitted for each different Newmarket Shareholder. See Instructions.

In connection with the Consolidation being considered for approval at the Meeting, the undersigned hereby irrevocably deposits with the Depositary the enclosed certificate(s) representing Newmarket Shares, details of which are as follows:

Number on Newmarket Share certificate	Name in which Newmarket Shares are registered	Number of Newmarket Shares shown on face of certificate

(Attach additional list in the above form if the space above is insufficient)

It is understood that, upon receipt of the certificate(s) representing the Newmarket Shares deposited herewith (the “Deposited Shares”), this letter of transmittal, duly completed and signed, and all other required documents, if any, the Depositary will deliver certificate(s) representing the New Newmarket Shares that the undersigned is entitled to receive under the Consolidation or hold such New Newmarket Shares for pick-up in accordance with the instructions set out below, and the certificate(s) representing the Deposited Shares will forthwith be cancelled.

The undersigned Newmarket Shareholder represents, warrants, covenants, acknowledges and agrees in favour of Newmarket that: (i) the undersigned is the registered holder of the Deposited Shares; (ii) such Deposited Shares are owned by the undersigned free and clear of all mortgages, liens, charges, encumbrances, security interests and adverse claims; (iii) the undersigned has full power and authority to execute and deliver this letter of transmittal and to deposit and deliver the Deposited Shares for cancellation and exchange for New Newmarket Shares pursuant to the Consolidation and that none of Newmarket, or any successor thereto will be subject to any adverse claim in respect of the deposit of such Deposited Shares; (iv) the Deposited Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any such Deposited Shares, to any other person; (v) the surrender of the Deposited Shares complies with all applicable laws; (vi) all information inserted by the undersigned into this letter of transmittal is complete, true and accurate; (vii) the undersigned will not transfer or permit to be transferred any of such Deposited Shares following the deposit hereof; (viii) the undersigned irrevocably constitutes and appoints the Depositary and any other person designated by Newmarket in writing, the true and lawful agent, attorney and attorney-in-fact of the undersigned with respect to the Deposited Shares and any distributions on such securities with full power of substitution (such power of attorney, being coupled with an interest, being irrevocable) in the name of and on behalf of the undersigned, to register or record the cancellation and exchange of such Deposited Shares for New Newmarket Shares on the securities register of Newmarket; (ix) the issuance and delivery of the appropriate number of New Newmarket Shares in accordance with the instructions set out below and the information contained in the Circular will completely discharge any and all obligations of Newmarket and the Depositary with respect to the matters contemplated by this letter of transmittal; and (x) unless the Consolidation is not implemented, the deposit of Deposited Shares pursuant to this letter of transmittal is irrevocable. These representations, warranties, covenants, acknowledgements and agreements shall survive the completion of the Consolidation.

Except for any proxy deposited with respect to votes on the Newmarket Resolutions, the undersigned revokes any and all authority, other than as granted in this letter of transmittal, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be granted with respect to the Deposited Shares.

The instructions accompanying this letter of transmittal specify certain signature guarantees and additional documents that the undersigned may be required to provide with this letter of transmittal. Additionally, the undersigned may, upon request, be required to execute any additional documents deemed by the Depositary or Newmarket in their discretion to be reasonably necessary or desirable to complete the deposit and cancellation of the Deposited Shares in exchange for the applicable New Newmarket Shares contemplated by this letter of transmittal. The undersigned hereby acknowledges that the delivery of the Deposited Shares shall be effected and the risk of loss of such Deposited Shares shall pass only upon proper receipt thereof by the Depositary.

Each authority conferred or agreed to be conferred by the undersigned in this letter of transmittal shall survive the death or incapacity of the undersigned and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, legal representatives, successors and assigns of the undersigned.

The undersigned instructs Newmarket and the Depositary to, promptly after the effective time of the Articles of Amendment and receipt of a properly completed and signed letter of transmittal, the applicable Newmarket Share certificate(s), if any, and all other required documentation, if any, issue or cause to be issued certificate(s) representing the New Newmarket Shares to which the undersigned is entitled pursuant to the Consolidation and mail such certificate(s) by first-class insured mail, postage prepaid, or hold such certificate(s) for pick-up, all in accordance with the instructions set out below. If a certificate representing Deposited Shares has any restrictive legends on the back thereof, the new share certificate will be issued with the same restrictive legends, if any.

It is understood that the undersigned will not receive the New Newmarket Shares in respect of the Deposited Shares until the certificate(s) representing the Deposited Shares owned by the undersigned are received by the Depositary at the address set forth on the back of this letter of transmittal, together with a duly completed and signed letter of transmittal and all other required documents, if any, and until the same are processed by the Depositary (which shall not occur until after the effective time of the Articles of Amendment).

If the Consolidation is not implemented for any reason, the enclosed certificate(s) representing Newmarket Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned all in accordance with the instructions set out below.

By reason of the use by the undersigned of an English language letter of transmittal, the undersigned shall be deemed to have required that any contract in connection with the delivery of the New Newmarket Shares through this letter of transmittal, as well as all documents related thereto, be drawn exclusively in the English language. En raison de l’utilisation d’une lettre d’envoi en langue anglaise par le soussigné, le soussigné et les destinataires sont présumés avoir requis que tout contrat attesté par ceci et son acceptation au moyen de la présente lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en langue anglaise.

A.	NAME AND NUMBER OF CERTIFICATES FOR NEWMARKET SHARES

A.	ISSUANCE

Certificate(s) representing New Newmarket Shares are to be registered as follows:

Name: _________________________________________________
Address: _______________________________________________
______________________________________________________
Postal (Zip) Code: ________________________________________

B.	DELIVERY	C.	SIGNATURE GUARANTEE

 Mail or make available for delivery certificate(s) representing New Newmarket Shares as follows: Name: ___________________________________________________		IMPORTANT: This box must be completed fully if the name in which any New Newmarket Shares is to be issued differs from the name of the registered holder appearing on the existing Newmarket Share certificate(s). (See instruction 6)

Address: _________________________________________________
________________________________________________________
Postal (Zip) Code: __________________________________________		Date:___________________________________________________

 Make available for pick-up at the office of TSX Trust Company, against a counter receipt, by:		Signature:________________________________________________

Name:___________________________________________________
Name:___________________________________________________		Address: ________________________________________________
Address:_________________________________________________		_______________________________________________________
________________________________________________________		Postal (Zip) Code:__________________________________________
Signature Guaranteed by: ____________________________________
________________________________________________________

IMPORTANT: THIS LETTER OF TRANSMITTAL MUST BE DATED AND SIGNED

Dated:___________________________________________________	Signature of Newmarket
Shareholder:________________________________________________________
Telephone:_________________________________________________________

INSTRUCTIONS

1.

Unless defined in this letter of transmittal or these Instructions, capitalized terms have the meaning ascribed thereto in the Circular. Newmarket Shareholders should refer to the Circular for particulars of the Consolidation.

2.

Pursuant to the Articles of Amendment, each Newmarket Shareholder will receive 0.475 of a New Newmarket Share for every 1 Newmarket Share outstanding on a pre-consolidation basis. No fractional New Newmarket Shares will be issued, and no cash consideration will be paid in lieu thereof, in connection with the Consolidation. If, as a result of the Consolidation, a Newmarket Shareholder would otherwise become entitled to a fractional New Newmarket Share, such fraction will be rounded down to the nearest whole number and each Newmarket Shareholder who would otherwise have been entitled to receive a fractional New Newmarket Share will have no further interest in Newmarket with respect to its fractional New Newmarket Shares.

3.

Each registered Newmarket Shareholder must deliver the letter of transmittal completed and signed, together with their certificate(s) representing existing Newmarket Shares to the Depositary at the office of the Depositary set out in Instruction 12 below. The method of delivery of this letter of transmittal and the accompanying certificate(s) representing Newmarket Shares is at the option and risk of the Newmarket Shareholder. It is recommended that such documents be delivered by hand to the Depositary and a receipt obtained. If mail is used, registered mail, properly insured with acknowledgement of receipt requested, is suggested. Delivery will be effected only when documents are actually received by the Depositary at the office set out below. Newmarket Shareholders whose Newmarket Shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee should contact that nominee for instructions and assistance in depositing those Newmarket Shares.

4.

All questions as to the validity, form and acceptance of any Newmarket Shares will be determined by Newmarket in its absolute discretion and such determination shall be final and binding. Newmarket reserves the right if it so elects in its absolute discretion to instruct the Depositary to waive any defect or irregularity contained in any letter of transmittal and/or any accompanying documents received by it.

5.

If this letter of transmittal is signed by the registered owner(s) of the accompanying certificate(s) representing Newmarket Shares, such signature(s) on this letter of transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such deposited certificate(s) are owned of record by two or more joint owners, all such owners must sign this letter of transmittal.

6.

If this letter of transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s) representing Newmarket Shares, or if a certificate(s) representing New Newmarket Shares is to be issued to a person other than the registered owner(s) the registered Newmarket Shareholder must fill in Part C as well as Parts A and B of the letter of transmittal and:

a.	such deposited certificate(s) must be endorsed or be accompanied by appropriate share transfer power(s) of attorney duly and properly completed by the registered owner(s); and

b.

the signature(s) on such endorsement or share transfer power(s) of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 8 below.

7.

If any of the Deposited Shares are registered in different names on several certificates, it will be necessary to complete, sign and submit as many separate letters of transmittal as there are different registrations of such Deposited Shares.

8.

If this letter of transmittal is signed by a person other than the registered owner(s) of the Newmarket Shares or if the certificate(s) representing New Newmarket Shares is to be issued in a name other than the registered owner(s) of the Newmarket Shares, such signature must be Medallion guaranteed by an Eligible Institution (as defined below), or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

9.

Each registered Newmarket Shareholder must fill in the delivery instructions in Part B and sign and date this letter of transmittal. If Part B is not completed, the certificate(s) representing New Newmarket Shares will be mailed to the Newmarket Shareholder’s address recorded on the books of the Depositary.

10.

Where the letter of transmittal or any share transfer power(s) of attorney is executed on behalf of a corporation, partnership or association or by any agent, executor, administrator, trustee, curator, guardian or any person acting in a representative capacity, the letter of transmittal must be accompanied by evidence of authority to act satisfactory to the Depositary. Newmarket or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

11.	Additional copies of the letter of transmittal may be obtained from the Depositary at the office of the Depositary specified below.

TSX Trust Company
Suite 300, 200 University Ave
Toronto, Ontario
M5H 4H1

Attention: Corporate Actions Department

12.

If a Newmarket Share certificate has been lost or destroyed, the letter of transmittal should be completed as fully as possible and forwarded to TSX Trust Company, at the address set out in Instruction 11 above, together with correspondence stating that the original certificate representing Newmarket Shares has been lost. TSX Trust Company will forward appropriate documentation. Any questions should be directed to TSX Trust Company; telephone number 1-866- 600- 5869, facsimile number (416) 361-0470, E -Mail: TMXEInvestorServices@tmx.com.

13.

If the Consolidation is not implemented for any reason, the enclosed certificate(s) representing Newmarket Shares and all other ancillary documents received by the Depositary will be returned forthwith to the undersigned at the address set out in Part B or, failing such address being specified, to the Newmarket Shareholder’s address recorded on the books of the Depositary.

Any questions or requests for assistance may be directed by Newmarket Shareholders to the Depositary at the telephone number and locations set out above.

You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this letter of transmittal.